Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	michael@kromelaw.com

Cheryl A. Krome
Ronald Krome
Legal Assistants

July 31, 2008

Pamela Long, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Custom Automated Systems, Inc.
Amendment Nos. 2 and 3 to Registration Statement on Form S-1
Filed: June 18, 2008
File No. 333-149194

Dear Ms. Long:

Enclosed herewith for filing on behalf of Custom Automated Systems, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 7 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 14, 2008.

We received your letter of July 28, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Risk Factors
If we are unable to consummate our business combination ... , page 8

I.	As previously requested, please delete the language relating to conversion and extension rights, which does not appear applicable to your filing.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of July 28, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
July 31, 2008

The language has been deleted from the Risk factor as requested.

Overview of Rule 419
Escrow of 90% of Proceeds Derived. page 14

2.
Identify the escrow agent who will maintain the escrow funds and state clearly whether the escrow agent is an insured depository institution. Similar revisions should be made in Section 2.5 of the escrow agreement filed as Exhibit 4.1 to the registration statement. As currently stated in section 2.5, it is unclear whether the escrow agent is an insured depository institution or simply maintained by one.

We have inserted the following in to the section: “Said funds are to be held in the account name of Michael S. Krome, Esq., IOLA Account held at the Bank of America.” Said language is also being inserted into Section 2.5 of Exhibit 4.1.

Release of Deposited Securities and Deposited Funds, page 13

3.	At the bottom of page 13, state what happens in the event investors request that funds be returned in an amount exceeding 19.9% of proceeds.

We have modified the language on Page 13.

Escrow Agreement. Exhibit 4.1 Escrow Deposits:

4.
As previously requested, please clarify or delete the references in Section 2.2 to gift share distributions, Gift Shares, and gift share transfer, since these terms appear inapplicable to your offering.

We have removed the references to Gift Shares from Section 2.2

5.	Expand sections 2.6, 2.7, and 2.8 of your escrow agreement to include the requirements that are outlined in the following paragraphs of Rule 419.

(a) Section 2.6 to address the requirements of Rule 419, paragraph (b)(2)(iv) and (v);
(b) Section 2.7 to address the requirements of Rule 419, paragraph (b)(3)(ii) and (iii); and
(c) Section 2.8 to address the requirements of Rule 419, paragraph (e)(l)-(4).

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of July 28, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
July 31, 2008

We have updated Exhibit 4.1 as requested by including the following:
“1. Post-effective amendment for acquisition agreement. Upon execution of an agreement(s) for the acquisition(s) of a business(es) or assets that will constitute the business (or a line of business) of the registrant and for which the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds, including proceeds received or to be received upon the exercise or conversion of any securities offered, but excluding amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances, the registrant shall file a post-effective amendment that:
i. Discloses the information specified by the applicable registration statement form and Industry Guides, including financial statements of the registrant and the company acquired or to be acquired and pro forma financial information required by the form and applicable rules and regulations;
ii. Discloses the results of the initial offering, including but not limited to:
A. The gross offering proceeds received to date, specifying the amounts paid for underwriter commissions, underwriting expenses and dealer allowances, amounts disbursed to the registrant, and amounts remaining in the escrow or trust account; and
B. The specific amount, use and application of funds disbursed to the registrant to date, including, but not limited to, the amounts paid to officers, directors, promoters, controlling shareholders or affiliates, either directly or indirectly, specifying the amounts and purposes of such payments; and
iii. Discloses the terms of the offering as described pursuant to paragraph (e)(2) of this section.

2. Terms of the offering. The terms of the offering must provide, and the registrant must satisfy, the following conditions.
i. Within five business days after the effective date of the post-effective amendment(s), the registrant shall send by first class mail or other equally prompt means, to each purchaser of securities held in escrow or trust, a copy of the prospectus contained in the post-effective amendment and any amendment or supplement thereto;
ii. Each purchaser shall have no fewer than 20 business days and no more than 45 business days from the effective date of the post-effective amendment to notify the registrant in writing that the purchaser elects to remain an investor. If the registrant has not received such written notification by the 45th business day following the effective date of the post-effective amendment, funds and interest or dividends, if any, held in the escrow or trust account shall be sent by first class mail or other equally prompt means to the purchaser within five business days;

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of July 28, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
July 31, 2008

iii. The acquisition(s) meeting the criteria set forth in paragraph (e)(1) of Rule 419 will be consummated if a sufficient number of purchasers confirm their investments; and
iv. If a consummated acquisition(s) meeting the requirements of this section has not occurred by a date 18 months after the effective date of the initial registration statement, funds held in the escrow or trust account shall be returned by first class mail or equally prompt means to the purchaser within five business days following that date.

3. Conditions for release of deposited securities and funds. Funds held in the escrow account may be released to the registrant and securities may be delivered to the purchaser or other registered holder identified on the deposited securities only at the same time as or after:
i. The escrow agent has received a signed representation from the registrant, together with other evidence acceptable to the escrow agent or trustee, that the requirements of paragraphs (e)(1) and (e)(2) of this section have been met; and
ii. Consummation of an acquisition(s) meeting the requirements of paragraph (e)(2)(iii) of this section.

4. Prospectus supplement. If funds and securities are released from the escrow account to the registrant pursuant to Rule 519 (e)(4), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.”

This letter responds to all comments contained in your letter of July 28, 2008. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

/s/
Michael S. Krome

cc:     Custom Automated Systems, Inc.